SCHEDULE 13D



ITEM 1.		Security and Issuer.

	The title and the class of the equity securities to which this statement relates are the outstanding common stock of Golden Cycle Gold Corporation, a Colorado corporation (the "issuer"). The name and address of the principal executive offices of the Issuer of such securities is Golden Cycle Gold Corporation, 2340 Robinson Street, Suite 201, Colorado Springs, CO 80904

ITEM 2.		Identity and Background.

	The reporting person is Orrell and Company, Inc., a California corporation. Orrell and Company, Inc. is a member of the National Association of Securities Dealers and is registered with the Securities and Exchange Commission as a Broker Dealer. The address of Orrell and Company, Inc. is 6601 Koll Center Parkway, Pleasanton, California 94566. During the last five years, Orrell and Company, Inc. has not been convicted in a criminal proceeding, excluding minor misdemeanors. Further, during the last five years, Orrell and Company, Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein as a result of such proceeding Orrell and Company, Inc. was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

	Gregory M. Orrell is the President and sole owner of Orrell and Company, Inc., Mr. Orrell's business address is 6601 Koll Center Parkway, Pleasanton, California 94566. During the last five years, Mr. Orrell has not been convicted in a criminal proceeding, excluding minor misdemeanors. Further, during the last five years, Mr. Orrell has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein as a result of such proceeding Mr. Orrell was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Mr. Orrell is a citizen of the United States.

	Midas Fund, Inc, a gold oriented mutual fund. The address of the Midas Fund is 11 Hanover Square, New York, NY 10005 During the last five years, Midas Fund. has not been convicted in a criminal proceeding, excluding minor misdemeanors. Further, during the last five years, Midas Fund. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein as a result of such proceeding Midas Fund. was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

	Bull & Bear Gold Investors, a gold oriented mutual fund. The address of Bull& bear Gold Investors is 11 Hanover Square, New York, NY 10005 During the last five years, Bull & Bear Gold Investors. has not been convicted in a criminal proceeding, excluding minor misdemeanors. Further, during the last five years, Bull & Bear Gold Investors. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein as a result of such proceeding Bull & Bear Gold Investors. was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.


	Taki N. Anagnoston and Kathleen Anagnsoton,, physician and housewife, respectively. Address: 700 R. West 6th
Street, Gilroy, CA 95020. During the last five years, Dr. Anagnoston or Mrs. Anagnoston has not been convicted in a criminal proceeding, excluding minor misdemeanors. Further, during the last five years, Dr. or Mrs. Anagnoston has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein as a result of such proceeding Dr. or Mrs. Anagnoston was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Dr. and Mrs. Anagnoston are citizens of the United States.

	Christopher Kagan, M.D., physician. Address: 9 East Parnassus Court, Berkeley, CA 94708 During the last five years, Dr. Kagan has not been convicted in a criminal proceeding, excluding minor misdemeanors. Further, during the last five years, Dr. Kagan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein as a result of such proceeding Dr. Kagan was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Dr. Kagan is a citizen of the United States.

	Havilah Mining Company, a mineral exploration and development company. Address: 6601 Koll Center Parkway,
Suite 132 , Pleasanton, California 94566.   During the last
five years, Havilah Mining Cmpany. has not been convicted in a criminal proceeding, excluding minor misdemeanors. Further, during the last five years, Havilah Mining Company has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein as a result of such proceeding Havilah Mining Company was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

	Monterey OCM Gold Fund, a gold oriented mutual fund.
Address: 6601 Koll Center Parkway, Suite 132, Pleasanton, California 94566. During the last five years, Monterey OCM Gold Fund. has not been convicted in a criminal proceeding, excluding minor misdemeanors. Further, during the last five years, Monterey OCM Gold Fund has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein as a result of such proceeding Monterey OCM Gold Fund was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

	Robert J. Wojcik, lawyer. Address: 685 Hobson Valley Road, Woodbridge, IL 60517 During the last five years, Mr. Wojcik has not been convicted in a criminal proceeding, excluding minor misdemeanors. Further, during the last five years, Mr. Wojcik has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein as a result of such proceeding Mr. Wojcik was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
Mr. Wojcik is a citizen of the United States.

	James S. Kraemer Trust, Allan L. Kraemer Trustee, private investor. Address: P.O. Box 2880 Alameda, CA 94501. During the last five years, Allan L.Kraemer. has not been convicted in a criminal proceeding, excluding minor misdemeanors. Further, during the last five years, Allan L. Kraemer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein as a result of such proceeding Allan L. Kraemer was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Allan L. Kraemer is a citizen of the United States

	Marr Family Trust, Leonard B. Marr, Trustee, private investor. Address: 7809 Lynch Road, Sebastopol, CA 95472.
 . During the last five years, Leonard B. Marr. has not been convicted in a criminal proceeding, excluding minor misdemeanors. Further, during the last five years, Leonard
B. Marr has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein as a result of such proceeding Leonard B. Marr was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Leonard B. Marr is a citizen of The United States

	Werner Disse, Sr., private investor. Address: 800 Kroll Way, #70 , Bakersfield, CA 93311 During the last five years, Mr. Disse has not been convicted in a criminal proceeding, excluding minor misdemeanors. Further, during the last five years, Mr. Disse has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein as a result of such proceeding Mr. Disse was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Mr. Disse is a citizen of the United States.

	Ermitage Global Mining Investment Fund, a gold oriented mutual fund. Address: 7-8 Knedrick Mews, South Kensington, London, United Kingdom SW7 3HG. During the last five years, Ermitage Global Mining Investment Fund. has not been convicted in a criminal proceeding, excluding minor misdemeanors. Further, during the last five years, Ermitage Global Mining Investment Fund. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein as a result of such proceeding Ermitage Global Mining Investment Fund. was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

	Harry & Ruby Chin; Chin Rev Trust, Harry and Ruby Chin
Trustees, private investor.  Address:   3221 Noriega Street,
San Francisco, CA 94122. During the last five years, Mr. or Mrs. Chin has not been convicted in a criminal proceeding, excluding minor misdemeanors. Further, during the last five years, Mr. or Mrs. Chin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein as a result of such proceeding Mr. or Mrs. Chin was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
Mr. and Mrs. Chin are citizens of the United States.

Dr. Duane A. Erickson & Janice E. Erickson, private investors. Address: 8927 Hanna Avenue, Canoga Park, CA 91304. During the last five years, Dr. Erickson or Mrs. Erickson has not been convicted in a criminal proceeding, excluding minor misdemeanors. Further, during the last five years, Dr. Erickson or Mrs. Erickson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein as a result of such proceeding Dr. Erickson or Mrs. Ericson was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Dr. Erickson and Mrs. Erickson are a citizen of the United States.

	C. Robert Allen, private investor.   Business address:
711 5th Ave, New York, NY 10222. During the last five years, Mr. Allen has not been convicted in a criminal proceeding, excluding minor misdemeanors. Further, during the last five years, Mr. Allen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein as a result of such proceeding Mr.
Allen was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
Mr. Allen  is a citizen of the United States.


	Bruce K. Allen, private investor.   Business address:
711 5th Ave, New York, NY 10222. During the last five years, Mr. Allen has not been convicted in a criminal proceeding, excluding minor misdemeanors. Further, during the last five years, Mr. Allen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein as a result of such proceeding Mr. Allen was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
Mr. Allen  is a citizen of the United States.

	Terry Allen Kramer, private investor. Business address:
711 5th Ave, New York, NY 10222. During the last five years, Mrs. Kramer has not been convicted in a criminal proceeding, excluding minor misdemeanors. Further, during the last five years, Mrs. Kramer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein as a result of such proceeding Mrs. Kramer was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
Mrs. Kramer  is a citizen of the United States.


	Susan K. Allen, private investor. Business address:
711 5th Ave, New York, NY 10222. During the last five years, Ms. Allen has not been convicted in a criminal proceeding, excluding minor misdemeanors. Further, during the last five years, Ms. Allen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein as a result of such proceeding Ms. Allen was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Ms. Allen is a citizen of the United States.


ITEM 3.		Source and Amount of Funds or Other
Consideration

	Certain shareholders of the Issuer owning approximately fifty-four and three-tenths percent (54.3%) of all of the fully diluted common shares of the Issuer were approached by Orrell and Company, Inc. to sell all of the common shares of the Issuer owned by them to Euro-Nevada Mining Corporation ("Euro-Nevada"). Euro-Nevada accepted this offer in accordance with the terms and provisions of an Agreeement Accepting Offer to Sell Shares of Golden Cycle Gold
Corporation dated March 10, 1999 (the "Aceptance
Agreemnt"), by and among Euro-Nevada and the following shareholders of the Issuer (the "Sellers"): C. Robert
Allen, Terry Allen Kramer, Bruce J. Allen and Susan K.
Allen; Bull & Bear Gold Investors, Ltd.; Midas Fund, Inc.; Christopher Kagan, M.D.; Taki N. Anagnoston, M.D. and
Kathleen Anagnoston; Havilah Mining Company; Monterey OCM
Gold Fund; Ermitage Global Mining Investment Trust; Dr.
Duane A. Erickson and Janice E. Erickson; Werner Disse, Sr.
and Robert J. Wojcik. The total consideration to be paid by Euro-Nevada under the Acceptance Agreement for the shares of the Issuer owned by the seller is $13.50 per share payable in cash. The sale and purchase of the shares under the Acceptance Agreement was executed on March 12, 1999, to be closed following completion of due diligence and any applicable regulatory approvals.

ITEM 4.		Purpose of Transaction

	The purpose of the transaction is to offer common shares of the Issuer for cash consideration in the amount of $13.50 per share..

	Euro-Nevada presently intends to acquire the remaining shares of common stock of the issuer through a cash merger of the Issuer with and into a subsidiary of Euro-Nevada. Because the issuer will be a wholly owned subsidiary of Euro-Nevada following any such merger, the proposed cash merger transaction will result in the Issuer's common shares being delisted from the Pacific Stock Exchange and the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

	Except as described herein, neither Orrell and Company, Inc. nor any other person or entity identified in Item 2 has any plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer:
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries:
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries:
(d) any change in the present board of directors or management of the Issuer prior to the merger, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board:
(e) any material change in the present capitalization or given policy of the Issuer:
(f) any other material change in the Issuer's business or corporate structure:
(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person:
(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in the inter-dealer quotation system of registered national securities association:
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act: or
(j) any action similar to any of those enumerated above.


ITEM 5.		Interest in Securities of the Issuer

(a) The Sellers currently own an aggregate of
1,116,995 shares of the Issuer's common stock that
is subject to the Acceptance Agreement.  The
Issuer's most recent 10-Q states that there were
1,870,050 shares of the  Issuer's common stock
outstanding as of September 30, 1998.  According
to the Issuer, there are currently approximately
2,058,450 shares of the common stock of the Issuer
outstanding on a fully diluted basis, including
approximately 180,000 common shares of the Issuer
subject to unexercised but exercisable option
agreements and it is assumed and believed that
this is the correct amount of shares of the Issuer
outstanding as of the date hereof.   Therefore,
the Sellers as a group have offered to sell 54.3% of the outstanding common shares of the Issuer on a fully diluted basis.

(b) The following is the number of shares each individual shareholder has sole voting and disposal rights subject to the terms set forth in the Acceptance Agreement with Euro-Nevada:

Midas Fund, Inc.	 			328,900
	16.0%%
Bull & Bear Gold Investors, Inc.		  70,500
	  3.4%
Taki N. Anagnoston, M.D.			  95,843
4.7%
Christopher Kagan			  50,000
2.4%
Havilah Mining Company			  16,900
 .8%
Monterey OCM Gold Fund		  13,000
 .6%
Robert J. Wojcik				  17,500
 .8%
Kraemer Trust				  27,800
1.3%
Marr Family Trust			  29,500
1.4%
Werner Disse				  30,000
1.5%
Ermitage Global Mining Trust		  37,000
1.8%
Chin Rev Trust				  17,179
 .9%
Dr. Duane Erickson/Janice Erickson	  21,300
1.0%
C. Robert Allen				  93,024
4.5%
Terry Allen Kramer			  93,025
4.5%
Susan K. Allen				  81,955
4.0%
Bruce J. Allen				  93,029
4.5%


(c) Other than the transactions described in the
Schedule 13D, neither the Sellers, nor any other person or entity identified in Item 2 effected any transactions in the common shares of the Issuer during the past 60 days or the most recent filing of Schedule 13D, which ever is less.

(d) No other person is known to have the right to receive nor the power to direct the receipt of dividends from or the proceeds from the sale of the Issuer's common stock.

(e) Not applicable


ITEM 6.	Contracts, Arrangements, Understandings or
relationships with respect to Securities of the Issuer.

	Except as described herein, there are no contracts, arrangements, understandings, or relationships, legal or oherwise, among the persons and entities named in Item 2 and between such persons and entities and any person with respect to any securities of the Issuer. There is an understanding between Orrell and Company, Inc. and the Issuer that a 1% fee will be paid on the total value of a successful merger/acquisition of the issuer by another entity. Except as disclosed herein, none of the securities are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.		Materials to filed as Exhibits.


	There are no written agreements relating to the filing of joint acquisition statements as required by Rule 13D-1(f) (Section 240.13D-19(f), and no written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition as disclosed in Item 3. (2) the acquisition of the Issuer control, liquidation, sale of assets, merger or change in business or corporate structure or any other matter except as described in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guaranties of loans, guaranties of loss or of profit or the giving or withholding of any proxy except as disclosed in Item 6.

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and complete and correct.



	Orrell and Company, Inc.




Date:__________________________


By:_________________________________

Gregory M. Orrell, President